9900 Bren Road East
Minnetonka, MN 55343
October 11, 2024
Via EDGAR Submission and Overnight Delivery
U.S. Securities and Exchange
Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Aliya Ishmukhamedova
Suzanne Hayes
Re:    UNITEDHEALTH GROUP INC
Amendment No. 2 to Form 8-K filed April 24, 2024
File No. 001-10864
Dear Ms. Ishmukhamedova and Ms. Hayes:
UnitedHealth Group Incorporated (the “Company”) is responding to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated October 4, 2024 relating to the above-referenced filing (the “Form 8-K”) in which the Company has reported matters relating to the cyberattack described therein (the “incident”).
For ease of reference, we have duplicated the Staff’s comment in italics directly above the Company’s response.
Amended Form 8-K filed on March 8, 2024
Item 1.05 Material Cybersecurity Incidents, page 1
1.We note your disclosure that as of the date of the amendment, “the Company has not determined the incident is reasonably likely to materially impact the Company’s financial condition or results of operations.” Additionally, we note your letter dated June 14, 2024 indicated that as of that date, “the Company has not concluded the cyber incident to be material or reasonably likely to be material.” Please confirm that, in future filings, where you have not determined if the incident has had a material impact to the company or is reasonably likely to have a material impact to the company, including its financial condition and results of operations, you will consider filing disclosures under Item 8.01 of Form 8-K, rather than Item 1.05 of Form 8-K.

Response:
The Company respectfully acknowledges the Staff’s comment. The Company confirms to the Staff that in future filings, where the Company has not determined if a cyber incident has had a material impact to the Company or is reasonably likely to have a material impact to the Company, including its financial condition and results of operations, the Company will consider filing disclosures under Item 8.01 of Form 8-K, rather than Item 1.05 of Form 8-K.

Sincerely,

By:	/s/ Kuai H. Leong

Kuai H. Leong
Senior Deputy General Counsel and Deputy Corporate Secretary

cc:    Thomas Roos, Senior Vice President and Chief Accounting Officer, UnitedHealth Group
Christopher Zaetta, Executive Vice President, Chief Legal Officer and Corporate Secretary, UnitedHealth Group
Rupert Bondy, Senior Counsel and Executive Vice President, Governance, Compliance and Security, UnitedHealth Group